UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

Richmont Mines Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

76547T106
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 25, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 76547T106

1	NAME OF REPORTING PERSON OXBRIDGE BANK & TRUST SCC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BARBADOS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,020,854
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,020,854
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,020,854
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.4%
14	TYPE OF REPORTING PERSON BK / CO

CUSIP NO. 76547T106

1	NAME OF REPORTING PERSON H. GREGORY CHAMANDY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 975,4001
	8	SHARED VOTING POWER 4,020,854
	9	SOLE DISPOSITIVE POWER 975,4001
	10	SHARED DISPOSITIVE POWER 4,020,854
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,028,2541, 2
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.3%
14	TYPE OF REPORTING PERSON IN

1 Includes 15,000 options that are exercisable into shares of Common Stock within 60 days of the date hereof.
2 Includes 32,000 shares of Common Stock owned by Mr. Chamandy’s spouse that may be deemed to be beneficially owned by Mr. Chamandy.

CUSIP NO. 76547T106

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”).  This Amendment No. 1 amends the Schedule 13D as specifically set forth.

Item 3.	Source and Amount of Funds or Other Consideration.

The first paragraph of Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 4,020,854 Shares owned directly by Oxbridge is approximately $14,199,163 (no brokerage commissions were charged).  The Shares owned directly by Oxbridge were acquired with working capital.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

The Reporting Persons intend to engage in discussions with the Board of Directors and management of the Issuer, as well as other shareholders of the Issuer, regarding the Issuer, its prospects and potential means for enhancing shareholder value, including without limitation, with respect to potential changes in the business, strategy or Board composition of the Issuer. The Reporting Persons  may also from time to time seek to initiate or participate in such other actions as it deems necessary to enhance the value of their investment in the Issuer, including without limitation, actions intended to cause changes to the business, strategy or Board composition of the Issuer and which may include seeking to add nominees designated by the Reporting Persons to the Issuer’s Board of Directors and/or removing individuals from the Issuer’s Board of Directors, requisitioning a meeting of shareholders of the Issuer and soliciting proxies in connection therewith and/or making one or more shareholder proposals in connection with the Issuer.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 26,105,256 Shares outstanding as of September 30, 2009.  On November 20, 2009, Oxbridge purchased an aggregate of 2,230,000 shares from a private investor for the aggregate purchase price of $7,805,000.  All other purchases of the Issuer’s Shares were made through open market purchases on the TSX and NYSE AMEX commencing January 15, 2009.

As of the date hereof, Oxbridge directly owns 4,020,854 Shares, constituting approximately 15.4% of the Shares outstanding.  As the Chairman of the Board of Oxbridge, Mr. Chamandy may be deemed to beneficially own the 4,020,854 Shares owned by Oxbridge, constituting approximately 15.4% of the Shares outstanding.  Mr. Chamandy disclaims beneficial ownership of the Shares held by Oxbridge, except to the extent of his pecuniary interest therein.

As of the date hereof, Mr. Chamandy directly owns 975,400 Shares, including 15,000 Shares purchasable upon exercise of the options held by Mr. Chamandy, and Mr. Chamandy’s spouse directly owns 32,000 Shares, which Mr. Chamandy may also be deemed to beneficially own, constituting approximately 3.9% of the Shares outstanding.

(b)           Mr. Chamandy has shared voting and dispositive power with respect to the 4,020,854 Shares owned by Oxbridge by virtue of the authority he shares with the Oxbridge Board to vote and dispose of such Shares.  Mr. Chamandy has sole voting and dispositive power with respect to the 975,400 Shares he owns directly.

CUSIP NO. 76547T106

(c)           Schedule A annexed hereto lists all transactions in securities of the Issuer by the Reporting Persons.  Other than the private transaction described above and the transactions on November 9, 2009 and November 10, 2009 over the NYSE AMEX, all of such transactions were effected in the open market on the TSX.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares except for Mr. Chamandy’s spouse with respect to the 32,000 Shares she owns directly.

(e)           Not applicable.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On November 20, 2009, Oxbridge entered into a Stock Purchase Agreement with Martin W. Mitchell and Virginia S. Mitchell pursuant to which Oxbridge purchased 2,230,000 Shares of the Issuer in the aggregate for an aggregate purchase price of $7,805,000, or $3.50 per Share.  The above summary description of the Stock Purchase Agreement is not intended to be complete and is qualified in its entirety to the full text of that agreement, which is incorporated herein by reference. A copy of the Stock Purchase Agreement is attached as Exhibit 99.1 to this Schedule 13D and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is amended to add the following exhibit.

99.1	Stock Purchase Agreement, dated November 20, 2009, by and between Oxbirdge Bank & Trust SCC and Martin W. Mitchell and Virginia S. Mitchell, dated November 20, 2009.

CUSIP NO. 76547T106

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 1, 2009

OXBRIDGE BANK & TRUST SCC

By:	/s/ H. Gregory Chamandy
	Name:	H. Gregory Chamandy
	Title:	Chairman of the Board

/s/ H. Gregory Chamandy
H. Gregory Chamandy

CUSIP NO. 76547T106

SCHEDULE A

Transactions in the Shares By the Reporting Persons

Shares of Common Stock Purchased	Price Per Share($)	Date of Purchase

OXBRIDGE BANK & TRUST SCC

37,142	(NYSE AMEX)	3.3966	11/09/2009
34,312	(NYSE AMEX)	3.4177	11/10/2009
9,400		3.6202	11/10/2009
2,230,000		3.5000	11/27/2009